UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

P.E. 7/1/02

For the month of JULY, 2002

SPIRENT plc

(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date 22 JULY 2002 By [signature]
(Signature) *

News Release

SPIRENT
Inspired innovation

807 – 22 July 2002

SPIRENT PLC AGREES TO ACQUIRE CAW NETWORKS, INC.

Acquisition brings key Layer 4 to 7 test capabilities to Spirent's Performance Analysis product portfolio

Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, today announced that it has agreed to acquire approximately 85 per cent of the issued share capital and options of Caw Networks, Inc. ('Caw'), giving it 100 per cent ownership of the company, for an initial consideration of $49 million (approximately £31.6 million). Deferred consideration up to a value of $60 million (approximately £38.7 million), expected to be satisfied by the issue of a maximum of 32.3 million Spirent shares (see note 1), is payable on an earn-out basis dependent upon the revenues and certain technological milestones achieved by Caw for the year ending 31 December 2003. The transaction is expected to be earnings neutral for Spirent in 2003 and earnings enhancing at all levels of earn-out in 2004.

Caw is based in Santa Clara, California. Its technology is designed to assist network equipment manufacturers, service providers and enterprise network application users in testing the performance of applications, devices and networks by simulating real-world traffic and end-user behaviour at high traffic volumes. The ability to simulate real-world traffic conditions easily and cost effectively helps customers uncover performance problems before they appear in a live network application thereby minimising risk, accelerating time to market and saving costs. In May 2002, Spirent and Caw jointly launched TeraCaw, the only integrated test platform currently on the market able to simultaneously analyse Layer 2 to 7 data. This product is currently undergoing trials with a number of major equipment vendors.

Caw will enhance Spirent's leading position in performance analysis by bringing new test technology at the application layer. With the technology required for Layer 1 (physical) to Layer 3 (network) testing now established, the ability to test all the Layers 1 to 7 is becoming a critical requirement for testing today's networks. Customers are urgently looking for solutions to investigate and test performance and interaction of both the lower and upper network layers. Additionally, the acquisition enhances Spirent's opportunities to address the corporate IT market, as the ability to test the application layer is critical for any organisation that depends on the integrity, security and reliability of its website to conduct business with its customers. There are also significant opportunities for development and integration of Caw's technology with Spirent's existing Layer 1 to 3 expertise to test a growing range of applications.

Key management of Caw are remaining with the business and, together with the Caw employees, will be incentivised via the deferred consideration and Caw options and restricted shares which will be rolled into equivalent options and restricted shares in Spirent.

The initial consideration of $49 million is payable on completion and will comprise approximately $45 million in cash and $4 million in a combination of Spirent restricted shares and options. The cash element of the initial consideration will be funded out of the proceeds of Spirent's recent divestments. As Spirent is acquiring a technology with significant

Spirent plc, Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom
Tel +44 (0) 1293 767676 Fax+44 (0)1293 767677 www.spirent.com

potential, the transaction has been structured to include deferred consideration up to a maximum value of $60 million. The deferred consideration will be payable based on certain technological milestones being met and on the acquisition delivering incremental revenues of between $22 million and $40 million for the year ending 31 December 2003 and is expected to be satisfied by the issue of a maximum of 32.3 million Spirent shares (see note 1). At Spirent's option, some or all of any shares to be issued to satisfy the deferred consideration may be replaced by a cash amount equal to the then market value of such shares.

For the year ended 31 December 2001, Caw generated revenues of $2.7 million and operating losses of $8.8 million, after making major investments in its technology. Unaudited pro forma revenues, as shown in the management accounts for the six months to 30 June 2002, were $4.1 million. Net assets of Caw as at 31 December 2001 were $11.3 million.

Nicholas Brookes, Chief Executive of Spirent, commented:

"Our existing relationship with Caw, via our current shareholding and the joint development work we have undertaken, has enabled us to validate their technology and the market opportunity it represents. This acquisition provides us with key software technology to pursue a new and critical sector of the market that is highly complementary to our existing performance analysis capabilities. With Caw's technology, we will be able to provide comprehensive Layer 1 to 7 solutions enabling us to further penetrate our existing customer base and broaden our reach in the enterprise IT market."

Andrew Foss, President and Chief Executive Officer of Caw, said:

"The Caw team is pleased to have cemented its relationship with such a strategic and dynamic partner who shares its vision. The combination of Spirent and Caw will now deliver real-world capacity assessment solutions for the Internet's infrastructure, applications, networks and devices. Such solutions will allow our customers to test both network and application performance in an integrated manner. This represents a major technological step forward in the evolution of the Internet to support mission critical enterprise applications."

The acquisition is subject to certain closing conditions and is expected to complete in August 2002.

Note 1: The deferred consideration (if any) is payable in the first quarter of 2004 and is expected to be satisfied by the issue of Spirent shares. The number of shares to be issued will be calculated using a share price of £1.20 per share giving a maximum of 32.3 million shares assuming an exchange rate of $1.55/£1. If the Spirent share price is above £2.40 on the payment date, the number of shares to be delivered will be reduced to offset any value above this level.

- ends -

SPIRENT
Inspired innovation

Enquiries

Nicholas Brookes, Chief Executive	Spirent plc	+44 (0)1293 767676
Eric Hutchinson, Finance Director	Spirent plc	+44 (0)1293 767676
Investor Relations		
Catherine Nash	Spirent plc	+44 (0)1293 767676
Media		
Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Lauren Teggelaar	Brunswick (New York)	+1 212 333 3810

About Spirent

Spirent plc is an international network technology company providing state-of-the-art solutions with a focus on high growth activities. Our Communications group unites leading edge performance analysis technology with network operations expertise, enabling customers to accelerate the development, deployment and assurance of next generation network equipment and services worldwide. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

About Caw

Caw Networks was founded in November 1999 and commenced shipping its first product, WebAvalanche, in February 2001. Caw's products are focussed on the upper layers of the Open Systems Interconnection (OSI) protocol stack, namely the transport, session, presentation and application functional layers (Layers 4 to 7). WebAvalanche is a capacity assessment appliance that challenges infrastructures and network equipment to withstand extremely high loads of realistic data traffic. WebReflector realistically simulates the behaviour of the world's largest web, application and data server environments, generating HTTP responses to the user requests simulated by WebAvalanche. Caw now has some 60 customers, including: network equipment manufacturers, such as Cisco Systems and Nortel Networks; service providers, such as NTT Data and AT&T; high-volume web site customers, such as CNET and eBay; enterprise IT customers, such as Deutsche Bank and HSBC; and software companies such as Microsoft and BEA Systems. In October 2001 Spirent entered into a Technical Development and Resale agreement with Caw and simultaneously purchased a 15 per cent holding in the company for $9.1 million. The Technical Development and Resale Agreement covered the marketing of Caw's WebAvalanche and WebReflector products by Spirent to its existing installed customer base and ongoing joint development to integrate Caw's technology with Spirent's performance analysis systems.

SPIRENT
Inspired innovation

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: aggressive competition; our ability to develop and commercialize new products and services and realize product synergies; risks relating to the sale or acquisition of and subsequent ability to integrate businesses; our reliance on third party manufacturers and suppliers; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to attract and retain qualified personnel; risks of doing business internationally; risks of downturns in the industries in which we participate; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise.